RECEIVED

2007 MAY 11 P 2:

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States


07023460

Attn: Ms Susan Min
Tel: +1 202 551 6551

SUPPL

Randers, 8 May 2007

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 19/2007 of 8 May 2007
  "Vestas has received an order for a total of 94 units of the V90 turbine for Spain"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S



Pia Guldbæk Brøns
Communication & IR

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL



Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 8 May 2007
Stock exchange announcement No. 19/2007

Vestas has received an order for a total of 94 units of the V90 turbine for Spain

Vestas has received an order for 94 units of the V90-1.8 and 2.0 MW turbine for several projects in different provinces in Spain. The order comprises supply, installation, commissioning, as well as a 5-year service and maintenance agreement. The order also includes a VestasOnline™ Business SCADA solution.

The order has been placed by the client NEO Energía, a company exclusively working with renewable energy. NEO Energía belongs to the EDP Group, which is the third largest operator within wind energy on the Iberian market and the fourth largest operator in the world.

Last year, Vestas inaugurated a nacelle factory in Villadangos del Páramo in Castilla y León, which solely produces V90 nacelles for Spain and Southern Europe, and in February this year, Vestas announced the construction of a blade factory in Daimiel, in Castilla-La Mancha. This new contract further strengthens the positioning of the V90 wind turbine in the Spanish market, and it also supports the decisions taken as regards establishment of new production facilities in Spain.

"We are very pleased with this new order for Spain, which is the fruit of many years of close co-operation with the customer, and it once again emphasises *the confidence which our long-term customers have in Vestas. Furthermore, this contract strengthens the commercial relationship between Vestas and NEO Energía,"* says Ebbe Funk, President of Vestas Mediterranean A/S.

The CEO of NEO Energía, Dionisio Fernández, emphasises the importance of this contract in order to complete the Group's business plan, which aims at installing 4,200 MW in Europe by 2010.

Delivery of the turbines is scheduled to start in July 2008, and the last project is expected to be completed in August 2009.

The wind power plants will in total produce approximately 560,000 MWh per year, saving the environment from 321,200 tons of CO_2 every year.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

The above order does not affect the Vestas Group's expectations for 2007 cf. Stock exchange announcement No. 6/2007 of 20 March 2007.

Any questions in relation to the order may be addressed to Ebbe Funk, President of Vestas Mediterranean A/S, Tel. +34 93 241 9800, or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

END